

12013077

AB 3/28

AB 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC

SEC FILE NUMBER
8- 50764

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCADIA SECURITIES, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Ave, 10th Floor

	FIRM I.D. NO.

(No. and Street)

New York   NY   10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Kikis   (212) 231-4100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103   Iselin   NJ   08830

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Thomas Kikis_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Arcadia Securities, LLC_____ , as

of ___December 31_____ , 20 _11___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARCADIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

ARCADIA SECURITIES, LLC

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Statement Regarding Exemption from Reserve Requirement	13



ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Members of
Arcadia Securities, LLC

We have audited the accompanying statement of financial condition of **Arcadia Securities, LLC** (the "Company"), as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Arcadia Securities, LLC** as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2012

New York • New Jersey • San Francisco • Los Angeles • Cayman Islands

ARCADIA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2011
ASSETS	
Cash and cash equivalents	$ 208,354
Deposit with clearing broker	100,000
Receivable from clearing broker	39,410
Securities owned, at fair value	597,772
Prepaid expenses and other	14,283
Prepaid unincorporated business taxes	24,180
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $165,578)	48,884
Total assets	$ 1,032,883
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 81,384
Members' equity	951,499
Total liabilities and members' equity	$ 1,032,883

See accompanying notes to financial statements.

ARCADIA SECURITIES, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2011
Revenues	
Commissions	$ 1,097,633
Fee income	241,859
Investment banking	178,750
Net loss from principal transactions	(9,219)
Other income	26,003
Total revenues	1,535,026
Expenses	
Compensation, payroll taxes and benefits	782,093
Occupancy (net of sublease rental income of $99,000)	284,400
Floor brokerage, exchange and clearance fees	147,522
Travel and entertainment	134,463
Communications	67,638
Professional fees	59,371
Office and postage	52,769
Depreciation and amortization	27,133
Registration and regulatory fees	22,166
Other	20,763
Total expenses	1,598,318
Net loss	$ (63,292)

See accompanying notes to financial statements.

ARCADIA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Year Ended December 31, 2011
Balance, beginning of year	$ 1,014,791
Net loss	(63,292)
Balance, end of year	$ 951,499

ARCADIA SECURITIES, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2011
Cash flows from operating activities	
Net loss	$ (63,292)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	27,133
Changes in operating assets and liabilities:	
Receivable from clearing broker	819,005
Securities owned	(597,561)
Prepaid expenses and other	6,595
Bank overdraft	(4,969)
Accounts payable and accrued expenses	5,929
Net cash provided by operating activities	192,840
Cash flows used in investing activities	
Purchase of computer equipment	(2,243)
Net change in cash and cash equivalents	190,597
Cash and cash equivalents, beginning of year	17,757
Cash and cash equivalents, end of year	$ 208,354
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 1,100

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Arcadia Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, sales of private placement interests and other consulting services.

The Company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company considers its investment in a money market fund to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash which at times may be in excess of the FDIC insurance limit.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking and Fee Income

Investment banking and fee income includes fees earned from providing merger-and-acquisition, financial restructuring advisory services, and private placements. Such fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities are recorded at fair value.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-6 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease..

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value - Definition and Hierarchy (Continued)

Common Stocks

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Option Contracts

Options which are listed on major securities exchanges are valued at their last reported sales price as of the valuation date or based on the midpoint of the bid-ask spread at the close of business. Depending on the frequency of trading, listed options are generally classified in Level 1 or 2 of the fair value hierarchy.

Income Taxes and Deferred Taxes

The Company files its tax return as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences arise. The differences are primarily due to the use of the cash method of accounting for income tax reporting. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2011.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Deposit with Clearing Broker

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Receivable from Clearing Broker

The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2011.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Common stocks	$ 597,297	$ -	$ -	$ 597,297
Options	-	475	-	475
	$ 597,297	$ 475	$ -	$ 597,772

3. Options

The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Computer equipment	$	114,525
Furniture and fixtures		57,126
Leasehold improvements		42,811
		214,462
Less accumulated depreciation and amortization		(165,578)
	$	48,884

Depreciation and amortization expense for the year ended December 31, 2011 was $27,133.

5. Net Operating Loss

The Company had accumulated net operating losses for New York City unincorporated business tax purposes of approximately $61,000 which will be used to offset future taxable income to be reported on the Company's tax returns.

6. Related Party Transactions

The Company provides support and administrative services to an affiliate of the Company. For the year ended December 31, 2011, the Company earned $12,000 for these services, which is included in other income in the accompanying statement of operations.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $100,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company had net capital of $737,861, which was $637,861 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

8. Off-Balance-Sheet Risks

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

8. Off-Balance-Sheet Risks (Continued)

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivable from clearing broker, prepaids, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value, due to the short term nature of the instruments.

9. Occupancy Costs

The Company leases its office space under an operating lease for a term of six years which expires on April 30, 2012. The lease contains escalation provisions for increases in operating expenses and real estate taxes. Monthly rental payments through April 30, 2012 are $31,892 which includes electricity of $1,428.

For the year ended December 31, 2011, occupancy costs including utilities aggregated $383,400.

10. Rental Income

The Company subleases a portion of its space on a monthly basis. Rental income under cancelable leases aggregated $99,000 for the year ended December 31, 2011.

11. Indemnifications and Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business activities, the Company is subject to inquiries and other various legal actions. These matters could result in legal settlements. It is management's belief after consultation with counsel that the outcome of any resulting actions will not be material, and will not have a material adverse effect on the financial position of the Company.

12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustment or disclosure, in these financial statements.

ARCADIA SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2011
Total members' equity		$ 951,499
Deductions		
Non-allowable assets:		
Prepaid expenses and other	$ 14,283	
Prepaid unincorporated business taxes	24,180	
Property and equipment, net	48,884	
Total non-allowable assets		87,347
Net capital before haircuts on securities		864,152
Haircuts on securities		
Options	238	
Other securities - including money market funds	93,601	
Undue concentration	32,452	
Total haircuts on securities		126,291
Net capital		$ 737,861
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 81,384
Computation of net capital requirements		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$ 637,861
Percentage of aggregate indebtedness to net capital		11.03%

The following is a reconciliation between the computation of net capital presented above and the computation of net capital reported in Company's Form X-17A-5 filing as of December 31, 2011:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 752,795
Less adjustments:	
Accounts payable and accrued expenses	14,713
Undue concentration	221
	14,934
Net capital per above	$ 737,861
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report	$ 66,671
Aggregate indebtedness, as reported herein	$ 81,384

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

ARCADIA SECURITIES, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

DECEMBER 31, 2011



ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Members of
Arcadia Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Arcadia Securities, LLC** (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York • New Jersey • San Francisco • Los Angeles • Cayman Islands

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2012

ARCADIA SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2011



ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)

To the Members of
Arcadia Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by **Arcadia Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Arcadia Securities, LLC's** compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

(ii)   Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ending December 31, 2011, as applicable with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv)   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2012

New York   •   New Jersey   •   San Francisco   •   Los Angeles   •   Cayman Islands

ARCADIA SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2011

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2011	July 25, 2011	$ 1,756.00	$ -
SIPC-7 general assessment for the fiscal year ended December 31, 2011	February 22, 2012	1,733.00	3,489.00
		$ 3,489.00	$ 3,489.00

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation pursuant to Securities and Exchange Commission Rule 17a-5(e)(4).